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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         LITHIUM TECHNOLOGY CORPORATION

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                    536808306

                                 (CUSIP Number)

                               J. Michael Harrison

                         Davis, Matthews & Quigley, P.C.

                      3400 Peachtree Road N.E., Suite 1400

                                Atlanta, GA 30326

                            Telephone: (404)261-3900

                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No    536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
            Arch Hill Capital N.V.
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2.  Check the Appropriate box if a Member of a Group (See Instructions)
     (a)
     (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)    WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization          The Netherlands
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                  7.   Sole Voting Power          59,922,087
 Number of        -------------------------------------------------------------
  Shares
Beneficially      8.   Shared Voting Power
 Owned by         --------------------------------------------------------------
   Each
 Reporting        9.   Sole Dispositive Power     59,922,087
Person With       --------------------------------------------------------------

                  10.  Shared Dispositive Power
         -----------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned By Each Reporting Person  59,922,087

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
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13. Percent of class Represented by Amount in Row (11)       48%
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14. Type of Reporting Person (See Instructions)
                    CO
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended and supplemented to add the following:

(a) Taking into effect the transactions reported in Item 5(c), Reporting Person is the beneficial owner of 59,922,087 shares of Issuer's Common Stock, representing approximately 48% of Issuer's Common Stock.

(b) The shares are beneficially owned directly by Reporting Person, with Reporting Person having the sole power to vote the shares.

(c) Reporting Person made loans to Issuer out of its own working capital funds totaling $592,542 in exchange for the issuance in private transactions on May 15, 2002 ($252,542) and May 31, 2002 ($340,000) of
      promissory notes that are convertible into an aggregate of 7,406,775 shares of Common Stock at $.08 per share. Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d) and (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

            Item 6 is hereby amended and supplemented to add the following:

(a)  BRIDGE FINANCING BY ARCH HILL

Pursuant to the terms of a bridge loan entered into as of January 8, 2002, as amended on March 22, 2002 and May 30, 2002, Reporting Person agreed to advance working capital to Issuer until the earlier of the closing of the New Financing and July 31, 2002. Reporting Person has advanced a total of $1,634,567 through June 7, 2002 convertible into 20,432,087 shares of Issuer common stock.

Notes issued to Reporting Person under the bridge financing agreement ("Bridge Notes") are convertible, at any time prior to repayment of the Bridge Notes, into Issuer common stock at $.08 per share. The Bridge Notes issued to Reporting Person under the bridge financing arrangement are repayable upon the issuance of the following amounts of new convertible Notes by Issuer in the New Financing or any subsequent financing ("New Notes"): upon the issuance of $6,000,000 principal amount of New Notes - one-third of the outstanding Bridge Notes are repayable; upon the issuance of $7,000,000 principal amount of New Notes - two-thirds of the outstanding Bridge Notes are repayable; upon the issuance of $8,000,000 principal amount of New Notes - all of the Bridge Notes are repayable. Notwithstanding the foregoing, in the event there is no Closing of a Financing by October 31, 2002, all Outstanding Amounts shall be due and owing on October 31, 2002.

(b)  EXECUTION OF SHARE EXCHANGE AGREEMENT

On June 7, 2002 the Issuer signed a Share Exchange Agreement which, upon closing, will give Issuer a 60% beneficial ownership interest in the German lithium polymer battery company,


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GAIA Akkumulatorenwerke GmbH, headquartered in Nordhausen/Thuringia,
Germany ("GAIA"). According to the terms of the Share Exchange Agreement, Issuer shares will be issued in exchange (the "Share Exchange") for shares of GAIA Holding B.V. ("GAIA Holding") that are owned by Hill Gate Capital N.V. ("Hill Gate"). Hill Gate, a wholly owned subsidiary of Reporting Person controls GAIA Holding which in turn beneficially owns all of the outstanding shares of GAIA. In exchange for its equity ownership in GAIA Holding, Issuer will issue to Hill Gate 60,000 shares of Issuer preferred stock convertible into 66,804,314 shares of Issuer common stock.

GAIA is a German private limited company. GAIA Holding, a Dutch corporation, is the 100% beneficial owner of GAIA. Hill Gate, a Dutch corporation, owns a 71% equity interest in GAIA Holding, and Stichting Administratiekantoor GAIA, a Dutch corporation, owns the remaining 29% equity interest GAIA Holding.

Upon the closing of the Share Exchange, Issuer and GAIA will enter into a Strategic Alliance Agreement providing for operation of the two companies as a single entity and covering technology sharing and licensing, product development, production, outsourcing, manufacturing, sales, and distribution.

In order to have sufficient capital resources for Issuer's development, production, operating and administrative needs and in order to implement the new strategy of combining Issuer's operations with the operations of GAIA, Issuer needs to raise at least $5,000,000 in an offering of its convertible notes (the "New Financing"). Unless waived by the parties to the Share Exchange Agreement, the New Financing is a condition precedent to the GAIA Share Exchange.

CONDITIONS TO THE CLOSING UPON GAIA SHARE EXCHANGE

The Share Exchange Agreement contains conditions to parties' respective obligations to close upon the transactions contemplated thereby, unless waived by the applicable party, including conditions that (a) there be no material adverse change in either Issuer or GAIA, (b) each party shall have performed all covenants required by the Share Exchange Agreement, (c) there shall be no material litigation pending against either Issuer or GAIA and other customary conditions. In addition, the following are conditions to closing:

   - Not less than $5,000,000 in the aggregate principal amount of Issuer convertible notes shall have been sold prior to or contemporaneously with the Share Exchange.

   - Each party shall have obtained all of the third party consents required to be obtained by it in connection with the Share Exchange; and

   - Issuer must have received from its financial adviser, an opinion that the proposed Share Exchange is fair from a financial point of view to Issuer's stockholders, and such opinion shall not have been withdrawn prior to the closing date.

It is currently contemplated that the Share Exchange will be consummated on or around July 18, 2002.


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ISSUER BOARD OF DIRECTORS

The Share Exchange Agreement provides that as soon as practicable after consummation the Share Exchange and filing by Issuer of a Form 14-F for such purpose, Issuer's Board of Directors will be increased to twelve members and Hill Gate will be entitled to designate six nominees to Issuer's Board of Directors. Ilion Technology Corporation ("Ilion") is also entitled to designate one nominee to Issuer's Board of Directors. Issuer will be required to use its reasonable best efforts to cause Hill Gate's and Ilion's nominees to be elected to Issuer's Board of Directors thereafter.

GAIA BOARD OF DIRECTORS

The Share Exchange Agreement provides that as soon as practicable after consummation the GAIA Share Exchange, GAIA's Supervisory Board of Directors shall be increased to five members and Issuer will be entitled to designate one nominee to GAIA's Supervisory Board of Directors. GAIA will be required to use its reasonable best efforts to cause Issuer's nominee to be elected to GAIA's Supervisory Board of Directors thereafter.

GAIA HOLDING BOARD OF DIRECTORS

The Share Exchange Agreement provides that as soon as practicable after consummation the GAIA Share Exchange, GAIA's Supervisory Board of Directors shall be increased to five members and Issuer will be entitled to designate one nominee to GAIA's Supervisory Board of Directors. GAIA will be required to use its reasonable best efforts to cause Issuer's nominee to be elected to GAIA's Supervisory Board of Directors thereafter.

REGISTRATION RIGHTS

Hill Gate will have the following registration rights, at Issuer's expense, with respect to Issuer common stock issuable upon conversion of the Issuer preferred stock issued in the Share Exchange: (1) upon the request of the holders of at least 50% of the convertible notes or preferred stock, one demand registration, (2) unlimited piggyback rights, and (3) rights to register shares in up to three shelf offerings pursuant to Form S-3. All registration rights will terminate when the underlying common stock may be sold under Rule 144(k).

TERMINATION

The Share Exchange Agreement may be terminated by the mutual agreement of Hill Gate and Issuer or by either of such parties if there has been a material breach of a covenant or if the Share Exchange is not complete by August 31, 2002.

STRATEGIC ALLIANCE AGREEMENT WITH GAIA

At the time of the closing of the Share Exchange, Issuer and GAIA will enter into a Strategic Alliance Agreement covering technology sharing and licensing, joint production, marketing, sales and distribution activities and similar matters.


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OPTION AGREEMENT WITH GAIA HOLDING STOCKHOLDERS

At the time of the closing of the Share Exchange, Issuer will enter into an option agreement with the stockholders of GAIA Holding whereby Issuer will have the right to acquire the shares of GAIA Holding owned by such stockholders in order to maintain an ownership position in GAIA Holding of not less than 60%.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended and supplemented to add the following:

            Exhibit 4 -- Bridge Financing Amendment Agreement No. 2 dated as of May 30, 2002 between Lithium Technology Corporation and Arch Hill Capital N.V.

            Exhibit 5 -- Share Exchange Agreement, dated as of June 7, 2002, by and between Lithium Technology Corporation and Hill Gate Capital N.V. and Exhibits [Schedules omitted]


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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 2002                ARCH HILL CAPITAL N.V.



                                    By: /s/ H.H. van Andel
                                       --------------------------
                                          H. H. van Andel
                                          Executive Director


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                               INDEX TO EXHIBITS

Exhibit 4 --  Bridge Financing Amendment Agreement No. 2 dated as of May
              30, 2002 between Lithium Technology Corporation and Arch Hill Capital N.V.



Exhibit 5 --  Share Exchange Agreement, dated as of June 7, 2002, by and between Lithium Technology Corporation and Hill Gate Capital N.V. and Exhibits [Schedules omitted]


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